EXHIBIT I
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[LOGO]                                                                      NEWS
Descartes


CONTACT INFORMATION:
PRESS RELATIONS                                  INVESTOR RELATIONS
Kimberley Emmerson                               Chaya Cooperberg
(519) 746-6114 ext. 2562                         (519) 746-6114 ext. 2757
kemmerson@descartes.com                          ccooperberg@descartes.com


          DESCARTES ANNOUNCES ACTIONS TO SIGNIFICANTLY REDUCE EXPENSES

WATERLOO, ONTARIO, MAY 17, 2004 - The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG) today announced that it is taking action to significantly reduce expenses. Descartes is implementing a downsizing of its global staff by approximately 130 employees, or approximately 35 per cent of the Company's total staff. In addition, Descartes will be closing certain offices, and canceling certain leases, consulting and other operating contracts.

Descartes expects to record a restructuring charge, relating to staff reductions, office closures, lease terminations and cancellation of operating contracts, of between $5.5 and $6.5 million, and anticipates that the majority of the charge will be recorded in its second fiscal quarter ending July 31, 2004. The timing for recording of the balance of the charge will depend on when leases and other contractual arrangements affected by the restructuring initiatives can be exited. Beginning with the Company's third fiscal quarter ending October 31, 2004, the Company expects to realize quarterly savings in expenses as a result of these initiatives of approximately $7.0 million.

"On May 10, 2004, we stated that we intended to pursue further cost reductions to bring expenses in line with revenues," said Brandon Nussey, Descartes' chief financial officer and one of two members of Descartes' Office of the CEO. "The actions we are announcing today will enable us to move toward our goals of positive cash flow and earnings."

"For the past twenty years, our customers have depended on us to deliver the best results with the most current technologies," said Arthur Mesher, Descartes' executive vice president strategic development and the second member of Descartes' Office of the CEO. "We intend to continue delivering these results while making efficient use of our time and money. The initiatives announced today are designed to make us a lean, customer-centric organization that can deliver superior results to our customers for many years to come."

On May 10, 2004, Descartes announced that it expected its aggregate cash, cash equivalents and marketable securities to be approximately $56.0 million as at April 30, 2004. As of April 30, 2004, the outstanding principal amount of Descartes' convertible debentures due June 30, 2005 was $27.0 million. Descartes expects that actions announced today will entail an aggregate cash expenditure of between $5.5 and $6.5 million, with $3.5 to $4.0 million of that cash being used in the second fiscal quarter ending July 31, 2004.

Descartes will be determining whether certain capital assets are redundant as a result of the expense reduction initiatives. Descartes will also be conducting an interim impairment test of its intangible assets and goodwill. Any charge resulting from either the review of capital assets or the interim impairment tests
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of intangible assets and goodwill will be in addition to the estimated restructuring charge relating to staff reductions, office closures, lease terminations and cancellation of operating contracts and will be recorded as a non-cash charge.

Descartes anticipates that additional details on the expense reduction initiatives announced in this release and its final unaudited financial results for the first fiscal quarter ended April 30, 2004 will be issued on June 2, 2004.

CONFERENCE CALL ON JUNE 2, 2004
Company management expects to host a conference call on June 2, 2004 at 8:00 a.m. ET during which it will discuss additional details on the expense reduction initiatives announced in this release and unaudited financial results for the first quarter ended April 30, 2004. The conference call is accessible by dialing
(719) 457-2681 or (800) 263-8506. The live audio Web cast can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or (719) 457-0820 and quoting reservation number 427002. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain solutions. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

   Dollar amounts referenced in this press release are in U.S. currency. All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes'
operating performance, financial results and condition, cash flow and use of cash, expense reduction initiatives and resulting savings, the timing and recording of charges, the ability to cancel leases and operational contracts, strategic direction, potential redundancy and impairment of assets and related changes, the release of its unaudited financial results for Q1FY05 and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the ability to achieve cost reductions on a timely basis; the ability to attract and retain key personnel; additional impairment charges required by applicable accounting principles; global economic, market and political conditions; and the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.